News Release 2003-23	October 21, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE COMMENTS ON TODAY'S TRADING VOLUME

Denver, Colorado, October 21, 2003---Queenstake Resources Ltd. (QRL:TSX) traded 39,100,000 shares today at an average price of $0.61 closing at $0.69 up $0.07 on the day. As the trading restrictions on the 200 million shares issued in connection with the acquisition and financing of its 100% owned Jerritt Canyon mine expire between October 12 and November 4 the Company expected to see an increase in its trading volume. About 80% of today's trading was conducted by the same broker acting on the buy and sell side as major blocks of the Company's stock changed hands. The Company is encouraged by the demand for the stock as evidenced by the rising price today on what is more than 25 times normal daily trading volume.

For the past several weeks the Company has been conducting a domestic and foreign market awareness program presenting all aspects of its Jerritt Canyon Mine to the world wide investment community. The Company appears to have achieved some success based on the demand rising up to meet the newly tradable supply of stock. The Company has also led a number of Jerritt Canyon mine site-tours for sell-side and buy-side mining analysts, fund managers and private money managers over the past two months. Both the mine site-tours and market awareness road shows will continue as part of the Company's ongoing investor relations program.

Since Queenstake acquired Jerritt Canyon on July 1, 2003 it has produced in the first 3 months well above its targeted production and based on the gold production to date, we are confident in our projection of 152,000 ounces for the latter half of 2003 and of reducing the average cash cost to $235 per ounce. Queenstake's underground exploration drill program continues year round and surface drilling will continue until prohibited by winter weather. A focused surface drill program will resume in the Spring.

Chris Davie, President and Chief Executive Officer

For further information call:
John Haigh 303-297-1557 ext 105
johnhaigh@queenstake.com
Web-site - www.queenstake.com

Forward looking statement - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.